Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

October 15, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp.
Amendment No. 6 to Current Report on Form 8-K
Filed October 15, 2012
File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated August 24, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 6 to the Company’s Form 8-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on October 15, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 6 to the Form 8-K.

Service and Program, page 4

1. We note your response to prior comment 2. While we are not asking you to make the assessment that your customers are engaged in illegal activities, we believe you disclosure should make clear to investors that the business of growing medical marijuana is deemed to be illegal under the Federal Controlled Substances Act even though such activities may be permissible under state law. Please revise your disclosure as appropriate.

Company response:  The Company has added the following sentence to page 4 of the Form 8-K:  “Growing medical marijuana is deemed to be illegal under the Federal Controlled Substances Act even though such activities may be permissible under state law.”

Exhibits

2. We note your responses to prior comments 6, 7 and 9 in which you state that you expect to complete your audit for the last quarter of 2011 and the amendment of the March 31, 2012 Form 10-Q in two weeks’ time. Additionally, you state that you would file the revised pro forma financial statements after you restate 2011. We may have further comments once you file the requested information.

Company response:  The Company has revised its financial statements in the Exhibits and financial information throughout the Form 8-K in response to this comment and the other comments referenced in this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo